Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Roth CH Acquisition II Co. on Form S-1 of our report dated March 29, 2021 with respect to our audits of the financial statements of Roth CH Acquisition II Co. as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from February 13, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

July 1, 2021